

March 9, 2016

<u>Via E-Mail</u>
David T. Zhang, Esq.
Kirkland & Ellis
26th Floor, Gloucester Tower
The Landmark
15 Queen's Road, Central
Hong Kong

> **Re: Country Style Cooking Restaurant Chain Co., Ltd.**
> **Schedule 13E-3 Amendment No. 1**
> **Filed on February 25, 2016**
> **File No. 5-85864**

Dear Mr. Zhang:

We have reviewed the amended filing and have the following additional comments.

1. We note your response to prior comment 1. We are unable to agree, without additional detail, that SIG China is not an affiliate of the Company, as defined by Exchange Act Rule 13e-3(a)(1), given that SIG China is holder of an 11.11% ownership interest, Mr. Gong is "employed by a SIG-related entity" and Mr. Gong is a director of the Company. Please provide additional detail and analysis supporting the Company's position. For example, but without limitation, describe the nature of Mr. Gong's "SIG-related" employment and responsibilities, identify the "SIG-related" entity referenced in your response and describe its relationship with SIG China. In light of Mr. Gong's employment by the "SIG-related" entity, also explain why Mr. Gong would not be considered an intermediary of SIG China, as such term is used in Rule 13e-3(a)(1).

2. Furthermore, we are unable to agree, with additional explanation, that SIG China is not engaged in the 13e-3 transaction. Your response indicates that SIG China's execution of the Rollover Agreement facilitated the 13e-3 transaction by reducing the number of shares that would need to be purchased via financing. In addition, notwithstanding that the limited guarantee does not guarantee any obligations of the surviving company or Parent after the merger is consummated, your response indicates that the limited guarantee served to induce the Company to enter into the going-private transaction.

3. We also note that in response to prior comment 1, the Company has revised the disclosure to indicate that Mr. Gong does not have beneficial ownership with respect to ordinary shares of the Company held by SIG China. However, disclosure contained in footnote 3 to the table on page 53 indicates that Shares beneficially owned by Mr. Tim T.

Gong includes 12,000,000 ordinary shares held by SIG China Investments One, Ltd. Please revise or advise.

4.   We note your response to prior comment 2 and disagree with Parent's belief regarding the Staff's position referenced in your response. Since Parent acquired beneficial ownership of the Securities beneficially owned by the other parties to the Voting Agreement upon their granting of the irrevocable proxy to Parent, it does not appear that Parent complied with its obligations under Regulation 13D-G. Please advise.

5.   In addition, please advise why the group formed as a result of the execution of the Voting Agreement did not file a Schedule 13D. For example, we note that the amended Schedule 13D filed on December 28, 2015 does not appear to include as joint filers Tim Gong, SIG China Investments One or Parent, each of whom were parties to the Voting Agreement. Please advise.

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Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions